MANAGEMENT’S DISCUSSION
AND ANALYSIS

FOR THE THREE MONTHS ENDED
MARCH 31, 2025

1050 – 625 Howe Street, Vancouver, B.C., Canada V6C 2T6
Phone: 604-449-9244 | Website: www.erocopper.com | Email: info@erocopper.com

Ero Copper Corp. March 31, 2025 MD&A

MANAGEMENT’S DISCUSSION AND ANALYSIS

This Management’s Discussion and Analysis (“MD&A”) has been prepared as at May 5, 2025 and should be read in conjunction with the unaudited condensed consolidated interim financial statements of Ero Copper Corp. (“Ero”, the “Company”, or “we”) as at, and for the three months ended March 31, 2025, and related notes thereto, which are prepared in accordance with International Accounting Standards (“IAS”) 34, Interim Financial Reporting as permitted by the International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (the “IASB”). All references in this MD&A to “Q1 2025” and “Q1 2024” are to the three months ended March 31, 2025 and March 31, 2024, respectively. As well, this MD&A should be read in conjunction with the Company’s December 31, 2024 audited consolidated financial statements and MD&A. All dollar amounts are expressed in United States (“US”) dollars and tabular amounts are expressed in thousands of US dollars, unless otherwise indicated. References to “$”, “US$”, “dollars”, or “USD” are to US dollars, references to “C$” are to Canadian dollars, and references to “R$” or “BRL” are to Brazilian Reais.

This MD&A refers to various alternative performance (Non-IFRS) measures, including copper C1 cash cost, copper C1 cash cost including foreign exchange hedges, realized copper price, gold C1 cash cost, gold all-in sustaining cost (“AISC”), realized gold price, EBITDA, adjusted EBITDA, adjusted net income attributable to owners of the Company, adjusted net income per share attributable to owners of the Company, net (cash) debt, working capital and available liquidity. Please refer to the section titled "Alternative Performance (Non-IFRS) Measures" for a discussion of non-IFRS measures.

This MD&A contains “forward‐looking statements” that are subject to risk factors set out in a cautionary note contained at the end of this MD&A. The Company cannot assure investors that such statements will prove to be accurate, and actual results and future, events may differ materially from those anticipated in such statements. The results for the periods presented are not necessarily indicative of the results that may be expected for any future period. Investors are cautioned not to place undue reliance on such forward-looking statements. All information contained in this MD&A is current and has been approved by the Board of Directors of the Company (the “Board”) as of May 5, 2025, unless otherwise stated.

BUSINESS OVERVIEW

Ero Copper is a high-margin, high-growth copper producer with operations in Brazil and corporate headquarters in Vancouver, B.C. The Company's primary asset is a 99.6% interest in the Brazilian copper mining company, Mineração Caraíba S.A. ("MCSA"), which is the 100% owner of the Company's Caraíba Operations located in the Curaçá Valley, Bahia State, Brazil and the Tucumã Operation, an open pit copper mine located in Pará State, Brazil. The Company also owns 97.6% of NX Gold S.A. ("NX Gold"), which owns the Xavantina Operations, comprised of an operating gold and silver mine located in Mato Grosso State, Brazil.

Additional information on the Company and its operations, including technical reports on the Caraíba Operations, Xavantina Operations and Tucumã Operation, can be found on SEDAR+ (www.sedarplus.ca/landingpage/) and on EDGAR (www.sec.gov). The Company’s shares are publicly traded on the Toronto Stock Exchange and the New York Stock Exchange under the symbol “ERO”.

Ero Copper Corp. March 31, 2025 MD&A | Page 1

HIGHLIGHTS

Operating Highlights

	2025 - Q1	2024 - Q4	2024 - Q1
Copper (Caraíba Operations)
Ore Processed (tonnes)	692,901	719,942	853,371
Grade (% Cu)	1.18	1.30	1.08
Cu Production (tonnes)	7,357	8,566	8,091
Cu Production (lbs)	16,219,125	18,883,286	17,837,530
Cu Sold in Concentrate (tonnes)	6,949	8,420	9,461
Cu Sold in Concentrate (lbs)	15,318,111	18,562,541	20,858,592
Cu C1 Cash Cost(1)(2)	$2.22	$1.85	$2.30

Copper (Tucumã Operation)
Ore Processed (tonnes)	294,314	223,013	—
Grade (% Cu)	2.18	2.17	—
Cu Production (tonnes)	5,067	4,317	—
Cu Production (lbs)	11,170,823	9,515,937	—
Cu Sold in Concentrate (tonnes)	5,168	3,750	—
Cu Sold in Concentrate (lbs)	11,393,490	8,268,310	—

Total Copper
Cu Production (tonnes)	12,424	12,883	8,091
Cu Production (lbs)	27,389,948	28,399,223	17,837,530
Cu Sold in Concentrate (tonnes)	12,117	12,170	9,461
Cu Sold in Concentrate (lbs)	26,711,601	26,830,851	20,858,592

Gold (Xavantina Operations)
Ore Processed (tonnes)	33,228	26,120	37,834
Grade (g / tonne)	6.87	11.18	16.38
Au Production (oz)	6,638	8,936	18,234
Au Sold (oz)	5,834	11,106	16,853
Au C1 Cash Cost(1)	$1,100	$744	$395
Au AISC(1)	$2,228	$1,691	$797

(1) Please refer to the section titled "Alternative Performance (Non-IFRS) Measures" within this MD&A.
(2) Copper C1 cash cost including foreign exchange hedges was $2.36 in Q1 2025 (Q1 2024 - $2.28).

Ero Copper Corp. March 31, 2025 MD&A | Page 2

Financial Highlights
($ in millions, except per share amounts)

	2025 - Q1	2024 - Q4	2024 - Q1
Revenues	$125.1	$122.5	$105.8
Gross profit	55.5	52.4	31.2
EBITDA(1)	117.9	(31.4)	17.8
Adjusted EBITDA(1)	63.2	59.1	43.3
Cash flow from operations	65.4	60.8	17.2
Net income (loss)	80.6	(48.9)	(6.8)
Net income (loss) attributable to owners of the Company	80.2	(48.9)	(7.1)
- Per share (basic)	0.77	(0.47)	(0.07)
- Per share (diluted)	0.77	(0.47)	(0.07)
Adjusted net income attributable to owners of the Company(1)	35.8	17.4	16.8
- Per share (basic)	0.35	0.17	0.16
- Per share (diluted)	0.35	0.17	0.16
Cash, cash equivalents, and short-term investments	80.6	50.4	51.7
Working capital (deficit)(1)	10.2	(69.9)	(28.6)
Available liquidity(1)	115.6	90.4	156.7
Net debt(1)	561.8	551.8	415.1
Q1 2025 Highlights
Increased production from the Tucumã Operation and higher metal prices contributed to quarter-on-quarter improvements in financial results

•The continued commissioning and ramp-up of the Tucumã Operation drove strong quarterly copper production of 12,424 tonnes.
◦The Tucumã Operation produced 5,067 tonnes of copper in concentrate, with more than half of production occurring in March following the completion of planned maintenance in January and February.
◦The Caraíba Operations produced 7,357 tonnes of copper in concentrate at an average C1 cash cost(1) of $2.22 per pound during the quarter. The Company achieved targeted mining rates at the Pilar Mine in March 2025 and successfully mobilized a second underground development contractor during the quarter.
•The Xavantina Operations produced 6,638 ounces of gold during the quarter at an average C1 cash cost(1) and AISC(1) of $1,100 and $2,228 per ounce, respectively.
•Quarterly financial performance benefited from higher metal prices and increased production from the Tucumã Operation, which more than offset the impact of lower gold production during the period.
◦Net income attributable to the owners of the Company for the quarter was $80.2 million ($0.77 per share on a diluted basis).
(1) Please refer to the section titled "Alternative Performance (Non-IFRS) Measures" within this MD&A.

Ero Copper Corp. March 31, 2025 MD&A | Page 3

◦Adjusted net income attributable to the owners of the Company(1) for the quarter was $35.8 million ($0.35 per share on a diluted basis).
◦First quarter adjusted EBITDA(1) was $63.2 million.
•During the quarter, the Company opportunistically entered into zero-cost copper collar contracts on 3,000 tonnes of copper per month from April 2025 to September 2025. These contracts establish an average floor price of $4.00 per pound of copper and an average ceiling price of of $4.68 per pound.
•In March 2025, the Company entered into an agreement with RGLD Gold AG, a wholly-owned subsidiary of Royal Gold Inc., that effectively extends the gold delivery threshold under the June 2021 Precious Metals Purchase Agreement (the "Xavantina Gold Stream") from 93,000 to 160,000 ounces before the stream percentage decreases from 25% to 10% of gold produced over the remaining life of mine. In exchange, the Company received $50 million in upfront cash, bringing total proceeds under the streaming agreements to $160 million. For more information, please see the Company's press release dated March 31, 2025.
•At quarter-end, available liquidity was $115.6 million, including $80.6 million in cash and cash equivalents and $35.0 million of undrawn availability under the Company's senior secured revolving credit facility ("Senior Credit Facility").
The Company is reaffirming its 2025 production, operating cost and capital expenditure guidance
•Copper production is expected to increase sequentially over the remaining quarters of the year.
◦The Tucumã Operation remains on track to achieve commercial production in H1 2025, following the successful completion of repairs to and commissioning of the third tailings filter in April 2025.
◦At the Caraíba Operations, the Company completed the mobilization of a second underground development contractor and achieved targeted mining rates at the Pilar Mine in March 2025, which are expected to be sustained through the rest of the year.
•At the Xavantina Operations, higher processed tonnage and improved gold grades are projected to support increased gold production and lower unit operating costs through the balance of the year.
•Full-year capital expenditure guidance has been reaffirmed at $230 to $270 million.
Drilling and engineering progress at the Furnas Copper-Gold Project ("Furnas")
•Since commencing the Phase 1 drill program in mid-October 2024, the Company has completed approximately 10,000 meters of drilling through the end of Q1 2025, including approximately 7,200 meters during the quarter. As of mid-April, eight drills were active on site, supporting an average drilling rate of over 1,000 meters a week.
•The Company remains on track to complete the 28,000-meter Phase 1 drill program in Q3 2025 and the majority of the 17,000-meter Phase 2 drill program by year-end 2025. Exploration efforts are focused on two high-grade zones within the overall mineralized trend, known as the NW and SE Zones. Drilling in 2025 includes:
◦Infill drilling to upgrade mineral resource classifications and target improved continuity within high-grade zones
(1) Please refer to the section titled "Alternative Performance (Non-IFRS) Measures" within this MD&A.

Ero Copper Corp. March 31, 2025 MD&A | Page 4

◦Extensional drilling to depth, where the deposit remains open
•Geometallurgical and comminution circuit validation testwork also commenced during the quarter to support the preliminary economic assessment on Furnas, which the Company plans to publish in H1 2026.

REVIEW OF OPERATIONS
The Caraíba Operations

	2025 - Q1	2024 - Q4	2024 - Q1
Ore mined (tonnes)	696,239	713,980	788,332
Ore processed (tonnes)	692,901	719,942	853,371
Grade (% Cu)	1.18	1.30	1.08
Recovery (%)	90.2	91.8	88.1

Cu Production (tonnes)	7,357	8,566	8,091
Cu Production (lbs)	16,219,125	18,883,286	17,837,530

Concentrate grade (% Cu)	32.3	32.8	32.7
Concentrate sales (tonnes)	21,622	25,743	28,721
Cu Sold in concentrate (tonnes)	6,949	8,420	9,461
Cu Sold in concentrate (lbs)	15,318,111	18,562,541	20,858,592

Realized copper price	$4.06	$3.82	$3.74
Copper C1 cash cost	$2.22	$1.85	$2.30
Copper C1 cash cost including foreign exchange hedges	$2.36	$2.07	$2.28

The Caraíba Operations produced 7,357 tonnes of copper in concentrate during the quarter at a C1 cash cost of $2.22 per pound of copper produced. Including the impact of allocated foreign exchange hedges, C1 cash costs during the period were $2.36 per pound.

Copper production decreased quarter-on-quarter primarily due to lower planned mined and processed copper grades. The Company successfully mobilized a second underground development contractor at during the quarter and achieved targeted mining rates at the Pilar Mine in March 2025, which the Company expects to maintain through the remainder of the year.

Copper production from the Caraíba Operations is expected to total between 37,500 to 42,500 tonnes in 2025, with production anticipated to increase sequentially through year-end, driven by quarter-on-quarter improvements in mined and processed volumes. The Company is maintaining its full-year 2025 copper C1 cash cost guidance for the Caraíba Operations of $2.15 to $2.35 per pound of copper produced.

Ero Copper Corp. March 31, 2025 MD&A | Page 5

The Tucumã Operation

	2025 - Q1	2024 - Q4
Ore mined (tonnes)	328,291	1,065,108
Ore processed (tonnes)	294,314	223,013
Grade (% Cu)	2.18	2.17
Recovery (%)	89.4	89.1

Cu Production (tonnes)	5,067	4,317
Cu Production (lbs)	11,170,823	9,515,937

Concentrate grade (% Cu)	30.3	28.6
Concentrate sales (tonnes)	16,279	13,384
Cu Sold in concentrate (tonnes)	5,168	3,750
Cu Sold in concentrate (lbs)	11,393,490	8,268,310

Realized copper price	$4.09	$3.48

Commissioning and ramp-up of the Tucumã Operation progressed during Q1 2025 with a 32% quarter-on-quarter increase in ore tonnes processed. In January and February, the Company completed planned maintenance shutdowns to address throughput bottlenecks identified in H2 2024. These efforts contributed to strong operating performance in March, which accounted for more than 50% of the quarter's total plant throughput and copper production.

In April 2025, the Company successfully completed repairs to and commissioning of the third tailings filter. As a result, the Tucumã Operation remains on track to achieve commercial production in H1 2025, with full-year copper production expected to total between 37,500 to 42,500 tonnes. Production is anticipated to increase sequentially throughout the year, with higher mill throughput volumes expected to offset a gradual decline in processed copper grades.

The Company is maintaining its full-year 2025 copper C1 cash cost guidance for the Tucumã Operation of $1.05 to $1.25 per pound of copper produced. C1 cash costs for the Tucumã Operation will be reported following the achievement of commercial production.

Ero Copper Corp. March 31, 2025 MD&A | Page 6

The Xavantina Operations

	2025 - Q1	2024 - Q4	2024 - Q1
Ore mined (tonnes)	33,228	26,119	37,834
Ore processed (tonnes)	33,228	26,120	37,834
Head grade (grams per tonne Au)	6.87	11.18	16.38
Recovery (%)	90.8	92.8	91.5

Gold ounces produced (oz)	6,638	8,936	18,234
Silver ounces produced (oz)	3,996	5,654	10,209

Gold sold (oz)	5,834	11,106	16,853
Silver sold (oz)	3,761	6,426	9,086

Realized gold price(1)	$2,705	$2,080	$1,920
Gold C1 cash cost	$1,100	$744	$395
Gold AISC	$2,228	$1,691	$797
(1)    Realized Au price includes the effect of ounces sold under the stream arrangement with Royal Gold. See "Realized Gold Price" section of "Non-IFRS Measures" for detail.

The Xavantina Operations produced 6,638 ounces of gold during the quarter at a C1 cash cost of $1,100 and an AISC of $2,228 per ounce. Although tonnes mined and processed increased by 27.2% quarter-on-quarter, gold production declined due to lower mined and processed grades. While decreased production levels were anticipated in the first quarter, grades encountered within planned operational levels during the period were slightly lower than expected. Additional ground support required in several newly developed higher-grade levels of Santo Antônio delayed mining activities within these areas, further impacting quarterly gold production.

Gold production from the Xavantina Operations is expected to total between 50,000 to 60,000 ounces in 2025. Ongoing investments in mine modernization and mechanization are anticipated to support sequential increases in mined and processed volumes through the remainder of the year. Gold grades are also expected to improve over the balance of the year, supporting higher production levels and lower unit costs.

The Company is maintaining its full-year 2025 gold C1 cash cost guidance for the Xavantina Operations of $650 to $800 per ounce of gold produced as well as its full-year 2025 gold AISC guidance range of $1,400 to $1,600 per ounce of gold produced.

Ero Copper Corp. March 31, 2025 MD&A | Page 7

2025 GUIDANCE
Consolidated copper production for 2025 is expected to increase sequentially each quarter, with full-year production projected to range between 75,000 and 85,000 tonnes. At the Tucumã Operation, production is anticipated to increase sequentially throughout the year, with higher mill throughput volumes expected to offset a gradual decline in processed copper grades. At the Caraíba Operations, the Company achieved targeted mining rates at the Pilar Mine in March 2025 and completed the mobilization of a second underground development contractor during the quarter. As a result, higher mined and processed tonnage is expected to be sustained for the remainder of the year.

At the Xavantina Operations, the Company is also reaffirming production guidance of 50,000 to 60,000 ounces with higher processed tonnage and improved gold grades projected to support increased gold production and lower unit operating costs through the balance of the year.

2025 Production and Cost Guidance

Consolidated Copper Production (tonnes)
Caraíba Operations	37,500 - 42,500
Tucumã Operation	37,500 - 42,500
Total Copper	75,000 - 85,000

Consolidated Copper C1 Cash Cost(1) Guidance
Caraíba Operations	$2.15 - $2.35
Tucumã Operation	$1.05 - $1.25
Consolidated Copper Operations	$1.55 - $1.80

The Xavantina Operations
Au Production (ounces)	50,000 - 60,000
Gold C1 Cash Cost(1) Guidance	$650 - $800
Gold AISC(1) Guidance	$1,400 - $1,600

Note:    Guidance is based on estimates and assumptions including, but not limited to, mineral reserve estimates, grade and continuity of interpreted geological formations and metallurgical recovery performance. Please refer to the Company’s SEDAR+ and EDGAR filings, including the most recent Annual Information Form ("AIF"), for a detailed summary of risk factors.
(1)     Please refer to the section titled "Alternative Performance (Non-IFRS) Measures" within this MD&A.

Ero Copper Corp. March 31, 2025 MD&A | Page 8

2025 Capital Expenditure Guidance

Capital expenditure guidance remains unchanged at a range of $230 to $270 million, excluding capitalized ramp-up costs prior to the declaration of commercial production at the Tucumã Operation.

Figures presented in the table below are in USD millions.

Caraíba Operations	$165 - $180
Tucumã Operation(1)	$30 - $40
Xavantina Operations	$25 - $35
Furnas Copper-Gold Project and Other Exploration	$10 - $15
Total	$230 - $270
Note:    Guidance is based on estimates and assumptions including, but not limited to, mineral reserve estimates, grade and continuity of interpreted geological formations and metallurgical recovery performance. Please refer to the Company’s SEDAR+ and EDGAR filings, including the most recent Annual Information Form ("AIF"), for a detailed summary of risk factors.
(1)      Excludes capitalized ramp-up costs prior to the declaration of commercial production at the Tucumã Operation.

Ero Copper Corp. March 31, 2025 MD&A | Page 9

REVIEW OF FINANCIAL RESULTS

The following table provides a summary of the financial results of the Company for Q1 2025 and Q1 2024. Tabular amounts are in thousands of US dollars, except share and per share amounts.

		Three months ended March 31,
	Notes	2025	2024

Revenue	1	$125,088	$105,793
Cost of sales	2	(69,566)	(74,616)
Gross profit		55,522	31,177
Expenses
General and administrative	3	(11,371)	(11,514)
Share-based compensation		(1,173)	(6,545)
Income before the undernoted		42,978	13,118
Finance income		838	1,468
Finance expense	4	(4,723)	(4,634)
Foreign exchange gain (loss)	5	58,400	(18,996)
Other (expenses) income		(2,125)	361
Income (loss) before income taxes		95,368	(8,683)
Income tax (expense) recovery
Current		(3,718)	(3,330)
Deferred		(11,023)	5,183
	6	(14,741)	1,853
Net income (loss) for the period		$80,627	$(6,830)

Other comprehensive gain (loss)
Foreign currency translation gain (loss)	7	45,775	(24,680)
Comprehensive income (loss)		$126,402	$(31,510)

Net income (loss) per share attributable to owners of the Company
Basic		$0.77	$(0.07)
Diluted		$0.77	$(0.07)
Weighted average number of common shares outstanding
Basic		103,564,654	102,769,444
Diluted		103,904,737	102,769,444

Ero Copper Corp. March 31, 2025 MD&A | Page 10

Notes:

1.    Revenues from copper sales in Q1 2025 was $109.5 million (Q1 2024 - $73.9 million) on sale of 26.7 million lbs of copper (Q1 2024 - 20.9 million lbs). The increase in copper revenues was primarily attributed to $46.2 million of incremental revenue from the Tucumã Operations, higher average realized prices, partially offset by lower quantity sold at Caraíba.

Revenues from gold sales in Q1 2025 was $15.6 million (Q1 2024 - $31.9 million) on sale of 5,834 ounces of gold (Q1 2024 - 16,853 ounces) at an average realized price of $2,705 per ounce (Q1 2024 - $1,920 per ounce). The decrease in gold revenues was attributable to the decrease in sales volume, partially offset by a higher realized gold price.

2.    Cost of sales for Q1 2025 from copper sales was $59.5 million (Q1 2024 - $61.6 million) which primarily comprised of $16.0 million (Q1 2024 - $13.2 million) in salaries and benefits, $14.7 million (Q1 2024 - $17.6 million) in depreciation and depletion, $10.2 million (Q1 2024 - $8.7 million) in materials and consumables, $8.8 million (Q1 2024 - $6.7 million) in maintenance costs, $6.3 million (Q1 2024 - $6.5 million) in contracted services, $3.6 million (Q1 2024 - $1.8 million) in sales expenses, $3.6 million (Q1 2024 - $3.1 million) in utilities, and $4.1 million decrease (Q1 2024 - $3.9 million increase) in changes in inventories. Cost of sales in Q1 2025 was relatively unchanged from Q1 2024, as the decrease in cost of sales at the Caraíba Operations due to a 26% decrease in sales volume was mostly offset by the incremental cost of sales from the Tucumã Operations, which commenced commission in June 2024.

Cost of sales for Q1 2025 from gold sales was $10.1 million (Q1 2024 - $13.0 million) which primarily comprised of $3.6 million (Q1 2024 - $5.3 million) in depreciation and depletion, $2.9 million (Q1 2024 - $2.6 million) in salaries and benefits, $1.9 million (Q1 2024 - $2.0 million) in contracted services, $1.5 million (Q1 2024 - $1.7 million) in materials and consumables, $0.7 million (Q1 2024 - $0.6 million) in maintenance costs, $0.5 million (Q1 2024 - $0.6 million) in utilities, and $1.3 million decrease (Q1 2024 - $0.3 million decrease) in change in inventories. The decrease in cost of sales as compared to Q1 2024 was primarily due to a decrease in gold ounces sold.

3.    General and administrative expenses for Q1 2025 was primarily comprised of $6.5 million (Q1 2024 - $6.0 million) in salaries and consulting fees, $2.3 million (Q1 2024 - $2.3 million) in office and administration expenses, $1.1 million (Q1 2024 - $1.7 million) in incentive payments, $0.7 million (Q1 2024 - $0.7 million) in other costs, and $0.4 million (Q1 2024 - $0.4 million) in accounting and legal costs. General and administrative expenses were primarily consistent from Q1 2024 to Q1 2025. Lower incentive payments were offset by higher consulting fees mainly attributed to transaction fees incurred with the Xavantina Gold Stream.

4.    Finance expense for Q1 2025 was $4.7 million (Q1 2024 - $4.6 million) and was primarily comprised of other finance expense of $2.7 million (Q1 2024 - $2.9 million), accretion of deferred revenue of $0.6 million (Q1 2024 - $0.7 million), accretion of asset retirement obligations of $0.8 million (Q1 2024 - $0.6 million), and lease interest of $0.6 million (Q1 2024 - $0.4 million). $11.0 million (Q1 2024 - $7.4 million) in borrowing costs which were capitalized to projects in progress. Finance expense remained relatively unchanged from Q1 2024, as interest on new loans and borrowings were capitalized to projects in progress.

5.    Foreign exchange gain for Q1 2025 was $58.4 million (Q1 2024 - $19.0 million loss). This amount is primarily comprised of $45.1 million (Q1 2024 - $12.8 million loss) in foreign exchange gain on USD denominated debt at MCSA for which the functional currency is the BRL, $16.8 million (Q1 2024 - $9.3 million loss) of unrealized foreign exchange gain on derivative contracts, and partially offset by $2.2 million (Q1 2024 - $2.1 million gain) of realized foreign exchange loss on derivative contracts and other foreign exchange losses of $1.3 million (Q1 2024 - $1.0 million gains). The unrealized foreign exchange gain on USD denominated debt and on derivative contracts was a result of a 8% strengthening of the BRL against the USD during the period.

6.    In Q1 2025, the Company recognized $14.7 million in income tax expense (Q1 2024 a recovery of $1.9 million). The increase in income tax expense was primarily a result of an increase in income before taxes as compared to loss before taxes in the same quarter of the prior year.

7.    The foreign currency translation gain is a result of a fluctuation of the BRL against the USD during Q1 2025, which strengthened from approximately 6.19 BRL per US dollar at the beginning of Q1 2025 to approximately 5.74 BRL per US dollar by the end of the quarter, when translating the net assets of the Company’s Brazilian subsidiaries to USD for presentation in the Company’s condensed consolidated interim financial statements.

Ero Copper Corp. March 31, 2025 MD&A | Page 11

SUMMARY OF QUARTERLY RESULTS

The following table presents selected financial information for each of the most recent eight quarters. Tabular amounts are in millions of US Dollars, except share and per share amounts.

Selected Financial Information	Mar. 31,(1)	Dec. 31,(2)	Sep. 30,(3)	Jun. 30,(4)	Mar. 31,(5)	Dec. 31,(6)	Sep. 30,(7)	Jun. 30,(8)
	2025	2024	2024	2024	2024	2023	2023	2023
Revenue	$125.1	$122.5	$124.8	$117.1	$105.8	$116.4	$105.2	$104.9
Cost of sales	$(69.6)	$(70.2)	$(71.1)	$(73.8)	$(74.6)	$(74.6)	$(69.7)	$(65.5)
Gross profit	$55.5	$52.4	$53.7	$43.3	$31.2	$41.9	$35.5	$39.4
Net income (loss) for period	$80.6	$(48.9)	$41.4	$(53.4)	$(6.8)	$37.1	$2.8	$29.9
Income (loss) per share attributable to owners of the Company
- Basic	$0.77	$(0.47)	$0.40	$(0.52)	$(0.07)	$0.37	$0.03	$0.32
- Diluted	$0.77	$(0.47)	$0.39	$(0.52)	$(0.07)	$0.37	$0.03	$0.32
Weighted average number of common shares outstanding
- Basic	103,564,654	103,345,064	103,239,881	103,082,363	102,769,444	98,099,791	93,311,434	92,685,916
- Diluted	103,904,737	103,345,064	103,973,827	103,082,363	102,769,444	98,482,755	94,009,268	93,643,447

Notes:

1.During Q1 2025, the Company recognized net income of $80.6 million compared to net loss of $48.9 million in the preceding quarter. The increase in net income was primarily attributable to foreign exchange gains of $58.4 million compared to foreign exchange losses of $92.8 million in the preceding quarter, partially offset by an income tax expense of $14.7 million compared to an income tax recovery of $5.9 million in the preceding quarter.

2.During Q4 2024, the Company recognized net loss of $48.9 million compared to net income of $41.4 million in the preceding quarter. The decrease in net income was primarily attributable to foreign exchange losses of $92.8 million compared to foreign exchange gains of $17.2 million in the preceding quarter, partially offset by income tax recovery of $5.9 million compared to income tax expense of $8.3 million in the preceding quarter.

3.During Q3 2024, the Company recognized net income of $41.4 million compared to net loss of $53.4 million in the preceding quarter. The increase in net income was primarily attributable to higher revenues, as well as foreign exchange gains of $17.2 million compared to foreign exchange losses of $70.5 million in the preceding quarter, as well as a $10.7 million write-down in exploration and evaluation assets recognized in the preceding quarter.

4.During Q2 2024, the Company recognized net loss of $53.4 million compared to net loss of $6.8 million in the preceding quarter. The increase in loss was primarily attributable to foreign exchange losses of $70.5 million compared to $19.0 million in the preceding quarter. The change in foreign exchange gain or loss was primarily driven by volatility of the Brazilian Real against the US Dollar during the respective periods. In addition, during the quarter, the Company terminated the Fides option agreement, resulting in a write-down in exploration and evaluation assets of $10.7 million.

5.During Q1 2024, the Company recognized net loss of $6.8 million compared to net income of $37.1 million in the preceding quarter. The decrease in income was primarily attributable to foreign exchange losses of $19.0 million compared to foreign exchange gains of $24.9 million in the preceding quarter. The change in foreign exchange gain or loss was primarily driven by volatility of the Brazilian Real against the US Dollar during the respective periods.

Ero Copper Corp. March 31, 2025 MD&A | Page 12

6.During Q4 2023, the Company recognized net income of $37.1 million compared to $2.8 million in the preceding quarter. The increase was primarily attributable to foreign exchange gains of $24.9 million compared to foreign exchange losses of $13.9 million in the preceding quarter. The change in foreign exchange gain or loss was primarily driven by volatility of the Brazilian Real against the US Dollar during the respective periods.

7.During Q3 2023, the Company recognized net income of $2.8 million compared to $29.9 million in the preceding quarter. The decrease was primarily attributable to foreign exchange losses of $13.9 million compared to foreign exchange gain of $15.1 million in the preceding quarter. The change in foreign exchange gain or loss was primarily driven by volatility of the Brazilian Real against the US Dollar during the respective periods.

8.During Q2 2023, the Company recognized net income of $29.9 million compared to $24.5 million in the preceding quarter. The increase was primarily attributable to an increase in foreign exchange gain and the recognition of an unrealized gain in copper derivative contracts.

LIQUIDITY, CAPITAL RESOURCES, AND CONTRACTUAL OBLIGATIONS

Liquidity

As at March 31, 2025, the Company had cash and cash equivalents of $80.6 million and available liquidity of $115.6 million. Cash and cash equivalents were primarily comprised of cash held with reputable financial institutions and are invested in highly liquid short-term investments with maturities of three months or less. The funds are not exposed to liquidity risk and there are no restrictions on the ability of the Company to use these funds to meet its obligations.

Cash and cash equivalents increased by $30.2 million from December 31, 2024. The Company’s cash flows from operating, investing, and financing activities for the three months ended March 31, 2025, are summarized as follows:

•Cash from operating activities of $65.4 million, primarily consists of:
◦$63.2 million of adjusted EBITDA (see Non-IFRS Measures); and
◦$50.0 million of advance from Xavantina Gold Stream;
net of:
◦$42.8 million of net change in non-cash working capital items;
◦$2.2 million of amortization of non-cash deferred revenues;
◦$2.2 million of derivative contract settlements; and
◦$0.4 million of income taxes paid.
•Cash from financing activities of $23.0 million, primarily consists of:
◦$55.3 million of new loans and borrowings; and
◦$0.2 million of proceeds from exercise of stock options;
net of:
◦$16.9 million of interest paid on loans and borrowings;
◦$9.5 million of principal repayments on loans and borrowings; and
◦$4.0 million of lease payments.

Ero Copper Corp. March 31, 2025 MD&A | Page 13

Partially offset by:

•Cash used in investing activities of $59.0 million, including:
◦$56.4 million of additions to mineral property, plant and equipment; and
◦$3.1 million of additions to exploration and evaluation assets;
net of:
◦$0.5 million in proceeds from interest received.

As at March 31, 2025, the Company had working capital of $10.2 million.

Capital Resources

The Company’s primary sources of capital are comprised of cash from operations, and cash and cash equivalents on hand. The Company continuously monitors its liquidity position and capital structure and, based on changes in operations and economic conditions, may adjust such structure by issuing new common shares or new debt as necessary. Taking into consideration expected cash flow from existing operations and available liquidity, management believes that the Company has sufficient capital to fund its planned operations and activities, and other initiatives, for the foreseeable future.

At March 31, 2025, the Company had available liquidity of $115.6 million, including $80.6 million in cash and cash equivalents and $35.0 million of undrawn availability under its Senior Credit Facility.

In January 2025, the Company amended its Senior Credit Facility to increase the limit from $150.0 million to $200.0 million and to extend the maturity from December 2026 to December 2028. The interest rate and commitment fee on the Credit Facility were reduced to sliding scales of SOFR plus 2.00% to 4.25%, and 0.45% to 0.96%, respectively. Additionally, the total leverage ratio was replaced with net leverage ratio for purposes of determining financial covenants and interest rates.

In May 2024, to support the commencement of production and associated working capital needs at the Tucumã Operation, the Company entered into a $50.0 million non-priced copper prepayment facility, structured by the Bank of Montreal and with participation by CIBC Capital Markets. This facility is being repaid over 27 equal monthly installments, beginning in October 2024, through the delivery of 272 tonnes of copper each month. Each monthly delivery's value is being determined based on prevailing market copper prices at the time of delivery. Should the value of any delivery exceed the amount of the monthly installment payment of $2.1 million, the excess value will be repaid to the Company. The copper to be delivered by the Company will be in the form of LME Copper Warrants.

In March 2025, the Company exercised its option to increase the size of the non-priced copper prepayment facility by an additional $25.0 million. The Company is obligated to repay the $25.0 million additional facility over 21 equal monthly installments, beginning in April 2025, through the delivery of a minimum of 161 tonnes of copper each month. The copper to be delivered by the Company will be in the form of LME Copper Warrants. Each monthly delivery's value will be determined based on prevailing market copper prices at the time of delivery. Should the value of any delivery exceed the amount of the monthly installment payment of $1.3 million, the excess value will be repaid to the Company.

Ero Copper Corp. March 31, 2025 MD&A | Page 14

In relation to its loans and borrowings, the Company is required to comply with certain financial covenants. As of the date of the condensed consolidated interim financial statements, the Company is in compliance with these covenants. The loan agreements also contain covenants that could restrict the ability of the Company and its subsidiaries, MCSA, Ero Gold, and NX Gold, to, among other things, incur additional indebtedness needed to fund its respective operations, pay dividends or make other distributions, make investments, create liens, sell or transfer assets or enter into transactions with affiliates. There are no other restrictions or externally imposed capital requirements of the Company.

On March 28, 2025, the Company extended the terms of the Original Xavantina Stream with Royal Gold to expand the area of influence from which production is subjected to the arrangement to include additional tenements acquired by the Company since the Original Xavantina Stream was completed, and extend the gold delivery threshold milestone from 93,000 ounces of gold to 160,000 ounces of gold, before decreasing to 10% of gold produced over the remaining life of the mine. In exchange, the Company received additional upfront cash consideration of $50.0 million. The delivery of additional ounces under the amended stream is expected to commence in 2028.

Contractual Obligations and Commitments

The Company has precious metals purchase agreements with a wholly-owned subsidiary of Royal Gold, Inc., whereby the Company is obligated to sell a portion of its gold production from the Xavantina Operations at contract prices.

Refer to the "Liquidity Risk" section for further information on the Company's contractual obligations and commitments.

MANAGEMENT OF RISKS AND UNCERTAINTIES

The Company thoroughly examines the various financial instruments and risks to which it is exposed and assesses the impact and likelihood of those risks. These risks may include credit risk, liquidity risk, currency risk, commodity price risk and interest rate risk. Where material, these risks are reviewed and monitored by the Board.

Credit risk
Credit risk is the risk of financial loss to the Company if a customer or counterparty to a financial instrument fails to meet its contractual obligations and arises principally from the Company’s receivables from customers. The carrying amount of the financial assets below represents the maximum credit risk exposure as at March 31, 2025 and December 31, 2024:

	March 31, 2025	December 31, 2024
Cash and cash equivalents	80,573	$50,402
Accounts receivable	63,606	18,399
Derivatives	271	—
Note receivable	11,983	12,009
Deposits and other assets	5,104	4,961
	$161,537	$85,771

Ero Copper Corp. March 31, 2025 MD&A | Page 15

The Company invests cash and cash equivalents with financial institutions that are financially sound based on their credit rating.

The Company’s exposure to credit risk associated with accounts receivable is influenced mainly by the individual characteristics of each customer.

In 2022, one of the Company's customers in Brazil, Paranapanema S/A ("PMA"), filed for bankruptcy protection. As a preferred supplier to PMA, the Company had a note receivable arrangement with PMA, which was excluded from the judicial recovery process and provides the Company with certain judicial guarantees. According to the note receivable arrangement, repayment was structured over 24 monthly installments beginning in March 2024, with an annual interest rate equivalent to Brazil's CDI rate of approximately 11.65%.

At March 31, 2025, PMA continued to be in default of the agreement and the gross amount of accounts and note receivable from PMA was $22.5 million (December 31, 2024 - $20.7 million). Accordingly, the note receivable is considered credit impaired, and the Company recorded a credit loss provision and present value discount of $14.1 million (December 31, 2024 - $13.1 million). The carrying value of the PMA note receivable at March 31, 2025 was $8.4 million (December 31, 2024 - $7.6 million.), of which $4.4 million (December 31, 2024 - $3.9 million) was included in other current assets. No adjustment was recorded to the credit loss provision in the three months ended March 31, 2025 (provision of $1.9 million for the three months ended March 31, 2024).

Liquidity risk

Liquidity risk is the risk associated with the difficulties that the Company may have meeting the obligations associated with financial liabilities that are settled with cash payments or with another financial asset. The Company's approach to liquidity management is to ensure as much as possible that sufficient liquidity exists to meet their maturity obligations on the expiration dates, under normal and stressful conditions, without causing unacceptable losses or with risk of undermining the normal operation of the Company.

The table below shows the Company's maturity of non-derivative financial liabilities on March 31, 2025:

Non-derivative financial liabilities	Carrying value	Contractual cash flows	Up to 12 months	1 - 2 years	3 - 5 years	More than 5 years
Loans and borrowings (including interest)	$642,339	$829,503	$89,901	$111,845	$627,757	$—
Accounts payable and accrued liabilities	128,737	129,884	129,884	—	—	—
Other non-current liabilities	6,990	16,453	—	15,463	604	386
Leases	22,389	24,575	15,446	8,797	333	—
Total	$800,455	$1,000,415	$235,231	$136,105	$628,694	$386

Ero Copper Corp. March 31, 2025 MD&A | Page 16

As at March 31, 2025, the Company has capital commitments, which is net of advances to suppliers, of $55.5 million through contracts and purchase orders which are expected to be incurred over a six-year period. In the normal course of operations, the Company may also enter into long-term contracts which can be cancelled with certain agreed customary notice periods without material penalties.

The Company also has a derivative financial liability for foreign exchange collar contracts whose notional amounts and maturity information are disclosed below under foreign exchange currency risk.

Foreign exchange currency risk

The Company’s subsidiaries in Brazil are exposed to exchange risks primarily related to the US dollar. In order to minimize currency mismatches, the Company monitors its cash flow projections considering future sales expectations indexed to US dollar variation in relation to the cash requirement to settle the existing financings.

The Company's exposure to foreign exchange currency risk at March 31, 2025 relates to $77.5 million (December 31, 2024 – $60.0 million) in loans and borrowings of MCSA denominated in US dollars and Euros. In addition, the Company is also exposed to foreign exchange currency risk at March 31, 2025 on $568.2 million of intercompany loan balances (December 31, 2024 - $513.6 million) which have contractual repayment terms. Strengthening (weakening) in the Brazilian Real against the US dollar at March 31, 2025 by 10% and 20%, would have decreased (increased) pre-tax net loss by $64.5 million and $129.0 million, respectively. This analysis is based on the foreign currency exchange variation rate that the Company considered to be reasonably possible at the end of the period and excluding the impact of the derivatives below. The analysis assumes that all other variables, especially interest rates, are held constant.

The Company may use certain foreign exchange derivatives, including collars and forward contracts, to manage its foreign exchange risks. A summary of the Company's foreign exchange derivatives at March 31, 2025 is summarized as follows:

Purpose	Notional Amount	Denomination	Weighted average floor	Weighted average cap / forward price	Maturities
Operational costs	$332.5 million	USD/BRL	5.52	6.49	April 2025 - June 2026
Total	$332.5 million	USD/BRL	5.52	6.49	April 2025 - June 2026

The aggregate fair value of the Company's foreign exchange derivatives was a net liability of $1.8 million (December 31, 2024 - liability of $17.9 million).The fair values of foreign exchange contracts were determined based on option pricing models, forward foreign exchange rates, and information provided by the counter party.

The change in fair value of foreign exchange derivatives was a gain of $16.8 million for the three months ended March 31, 2025 (a loss of $9.3 million for the three months ended March 31, 2024), which has been recognized in foreign exchange gain (loss).

In addition, during the three months ended March 31, 2025, the Company recognized a realized loss of $2.2 million (realized gain of $2.1 million for the three months ended March 31, 2024) related to the settlement of foreign currency forward collar contracts.

Ero Copper Corp. March 31, 2025 MD&A | Page 17

Interest rate risk

The Company is principally exposed to the variation in interest rates on loans and borrowings with variable rates of interest. Management reduces interest rate risk exposure by entering into loans and borrowings with fixed rates of interest or by entering into derivative instruments that fix the ultimate interest rate paid.

The Company is principally exposed to interest rate risk through its Senior Credit Facility and Brazilian Real denominated bank loans. Based on the Company’s net exposure at March 31, 2025, a 1% change in the variable rates would not materially impact its pre-tax annual net income.

Price risk

The Company may use derivatives, including forward contracts, collars and swap contracts, to manage commodity price risks.

At March 31, 2025, the Company had copper collar contracts on 3,000 tonnes of copper per month from April 2025 to September 2025. These copper derivative contracts establish an average floor price of $4.00 per pound of copper and an average cap price of 4.68 per pound. As of March 31, 2025, the fair value of these contracts was a net liability of $1.3 million (December 31, 2024 - nil). The fair value of copper collar contracts was determined based on option pricing models, forward copper price and information provided by the counter party.

At March 31, 2025, the Company also had gold collar contracts on 2,500 ounces of gold per month from April 2025 to December 2025. These gold derivative contracts establish an average floor price of $2,200 per ounce of gold and an average cap price of $3,425 per ounce. As of March 31, 2025, the fair value of these contracts was a net liability of $0.9 million (December 31, 2024 - $0.1 million). The fair value of gold collar contracts was determined based on option pricing models, forward gold price, and information provided by counter party.

During the three months ended March 31, 2025, the Company recognized an unrealized loss of $2.1 million (unrealized gain of $0.1 million for the three months ended March 31, 2024) and nil realized impact (nil for the three months ended March 31, 2024) in relation to its commodity derivatives in other income or loss.

At March 31, 2025, the Company had provisionally priced sales that are exposed to commodity price changes. Based on the Company’s net exposure at March 31, 2025, a 10% change in the price of copper would have changed pre-tax net income (loss) $11.0 million.

For a discussion of additional risks applicable to the Company and its business and operations, including risks related to the Company’s foreign operations, the environment and legal proceedings, see “Risk Factors” in the Company’s AIF.

Ero Copper Corp. March 31, 2025 MD&A | Page 18

OTHER FINANCIAL INFORMATION

Off-Balance Sheet Arrangements

As at March 31, 2025, the Company had no material off-balance sheet arrangements.

Outstanding Share Data

As of May 5, 2025, the Company had 103,572,066 common shares issued and outstanding.

ACCOUNTING POLICIES, JUDGMENTS AND ESTIMATES

Critical Accounting Judgments and Estimates

The preparation of condensed consolidated interim financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions about future events that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Although these estimates are based on management’s best knowledge of the amount, events or actions, actual results may differ from these estimates.

The Company’s material accounting policies and accounting estimates are contained in the Company’s consolidated financial statements for the year ended December 31, 2024 and condensed consolidated interim financial statements for the three months ended March 31, 2025. Judgements have been made in the determination of the functional currency of the Company and its subsidiaries, assessment of the probability of cash outflow related to legal claims and contingent liabilities, and commencement of commercial production. Certain of the Company's accounting policies, such as derivative instruments, deferred revenue, carrying amounts of mineral properties, provision for mine closure and reclamation costs, income tax including tax uncertainties, expected credit losses involve critical accounting estimates. Certain of these estimates are dependent on mineral reserves and resource information. Changes in mineral reserves and resources could impact depreciation and depletion rates, asset carrying amounts and the timing of mine closure and reclamation costs. The Company determines its mineral reserves and resources based on information compiled by competent individuals. Information regarding mineral reserves and resources is used in the calculation of depreciation, depletion and determination, when applicable, of the recoverable amount of CGUs, and for forecasting the timing of reclamation and closure cost expenditures. There are numerous uncertainties inherent in the determination of mineral reserves, and assumptions that are valid at the time of determination may change significantly when new information becomes available. Changes in the methodology, forecasted prices of commodities, exchange rates, production costs or recovery rates may change the economic status of mineral reserves and may, ultimately, result in changes in the mineral reserves.

Management continuously reviews its estimates, judgments and assumptions on an ongoing basis using the most current information available. Revisions to estimates are recognized prospectively.

Ero Copper Corp. March 31, 2025 MD&A | Page 19

CAPITAL EXPENDITURES
The following table presents capital expenditures at the Company’s operations on an accrual basis and are net of any sales and value-added taxes.

	2025 - Q1	2024 - Q1
Caraíba Operations
Growth	$11,149	$19,731
Sustaining	21,436	14,267
Exploration	2,434	4,599
Deposit on Projects	(615)	3,007
Total, Caraíba Operations	$34,404	$41,604

Tucumã Project
Growth	1,160	56,781
Sustaining	1,597	—
Capitalized ramp-up costs	12,005	—
Exploration	904	10
Deposit on Projects	(214)	(6,752)
Total, Tucumã Project	$15,452	$50,039

Xavantina Operations
Growth	—	57
Sustaining	3,904	3,064
Exploration	845	1,314
Deposit on Projects	69	(29)
Total, Xavantina Operations	$4,818	$4,406

Corporate and Other
Growth	293	—
Exploration	2,642	1,134
Deposit on Projects	(8)	(10)
Total, Corporate and Other	$2,927	$1,124

Consolidated
Growth	$12,602	$76,569
Sustaining	26,937	17,331
Capitalized ramp-up costs	12,005	—
Exploration	6,825	7,057
Deposit on Projects	(768)	(3,784)
Total, Consolidated Capital Expenditures	$57,601	$97,173

Ero Copper Corp. March 31, 2025 MD&A | Page 20

	2025 - Q1	2024 - Q1
Total, Consolidated Capital Expenditures	$57,601	$97,173
Add (less):
Additions to exploration and evaluation assets	(3,109)	(1,201)
Additions to right-of-use assets	7,175	4,034
Capitalized depreciation	94	574
Realized foreign exchange (loss) gain on capital expenditure hedges	—	1,688
Total, additions per Mineral Properties, Plant and Equipment note	$61,761	$102,268

ALTERNATIVE PERFORMANCE (NON-IFRS) MEASURES

The Company utilizes certain alternative performance (non-IFRS) measures to monitor its performance, including copper C1 cash cost, copper C1 cash cost including foreign exchange hedges, realized copper price, gold C1 cash cost, gold AISC, realized gold price, EBITDA, adjusted EBITDA, adjusted net income attributable to owners of the Company, adjusted net income per share, net (cash) debt, working capital and available liquidity. These performance measures have no standardized meaning prescribed within generally accepted accounting principles under IFRS and, therefore, amounts presented may not be comparable to similar measures presented by other mining companies. These non-IFRS measures are intended to provide supplemental information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. The tables below provide reconciliations of these non-IFRS measures to the most directly comparable IFRS measures as contained in the Company’s financial statements.

Unless otherwise noted, the non-IFRS measures presented below have been calculated on a consistent basis for the periods presented.

Copper C1 Cash Cost and Copper C1 Cash Cost including Foreign Exchange Hedges

Copper C1 cash cost and copper C1 cash cost including foreign exchange hedges are non-IFRS performance measures used by the Company to manage and evaluate the performance of its copper mining operations.

Copper C1 cash cost is calculated as C1 cash costs divided by total pounds of copper produced during the period. C1 cash costs comprise the total cost of production, including expenses related to transportation, and treatment and refining charges. These costs are net of by-product credits, incentive payments and certain tax credits associated with sales invoiced to the Company's Brazilian customer.

Copper C1 cash cost including foreign exchange hedges is calculated as C1 cash costs, adjusted for realized gains or losses from its operational foreign exchange hedges, divided by total pounds of copper produced during the period. Although the Company does not apply hedge accounting in its consolidated financial statements and recognizes these contracts at fair value through profit or loss, the Company believes it appropriate to present cash costs including the impact of realized gains and losses as these contracts were entered into to mitigate the impact of changes in exchange rates.

Ero Copper Corp. March 31, 2025 MD&A | Page 21

While copper C1 cash cost is widely reported in the mining industry as a performance benchmark, it does not have a standardized meaning and is disclosed as a supplement to IFRS measures.

The following table provides a reconciliation of copper C1 cash cost to cost of production, its most directly comparable IFRS measure.

Reconciliation:	2025 - Q1	2024 - Q4	2024 - Q1
Cost of production	$35,719	$33,685	$42,227
Add (less):
Transportation costs & other	1,322	1,149	1,252
Treatment, refining, and other	2,410	2,934	5,170
By-product credits	(4,699)	(5,163)	(2,440)
Incentive payments	(1,289)	1,127	(1,199)
Net change in inventory	2,659	927	(3,893)
Foreign exchange translation and other	(147)	168	(7)
C1 cash costs(1)	35,975	34,827	41,110
Loss (gain) on foreign exchange hedges	2,216	4,166	(276)
C1 cash costs including foreign exchange hedges	$38,191	$38,993	$40,834

	2025 - Q1	2024 - Q4	2024 - Q1
Costs
Mining	$25,796	$24,906	$25,256
Processing	6,352	6,580	7,177
Indirect	6,116	5,570	5,947
Production costs	38,264	37,056	38,380
By-product credits	(4,699)	(5,163)	(2,440)
Treatment, refining and other	2,410	2,934	5,170
C1 cash costs(1)	35,975	34,827	41,110
Loss (gain) on foreign exchange hedges	2,216	$4,166	$(276)
C1 cash costs including foreign exchange hedges	$38,191	$38,993	$40,834

(1)     Copper C1 cash costs for 2025 and 2024 do not include Tucumã Operation's results, as commercial production has not been achieved as of March 31, 2025.

Ero Copper Corp. March 31, 2025 MD&A | Page 22

	2025 - Q1	2024 - Q4	2024 - Q1
Costs per pound
Total copper produced (lbs, 000)	16,219	18,883	17,838

Mining	$1.59	$1.32	$1.42
Processing	$0.39	$0.35	$0.40
Indirect	$0.38	$0.29	$0.33
By-product credits	$(0.29)	$(0.27)	$(0.14)
Treatment, refining and other	$0.15	$0.16	$0.29
Copper C1 cash costs(1)	$2.22	$1.85	$2.30
Loss (gain) on foreign exchange hedges	$0.14	$0.22	$(0.02)
Copper C1 cash costs including foreign exchange hedges	$2.36	$2.07	$2.28

(1) Copper C1 cash costs for 2025 and 2024 do not include Tucumã Operation's results, as commercial production has not been achieved as of March 31, 2025.

Realized Copper Price

Realized copper price is a non-IFRS ratio which is calculated as gross copper revenue divided by pounds of copper sold during the period. Management believes measuring realized copper price enables investors to better understand performance based on realized copper sales in each reporting period.

The following tables provide a calculation of realized copper price and a reconciliation to copper segment.

The Caraíba Operations

Reconciliation:	2025 - Q1	2024 - Q4	2024 - Q1
Copper revenue(1)	$63,270	$71,673	$73,856
less: by-product credits	(4,699)	(5,163)	(2,440)
Net copper revenue	58,571	66,510	71,416
add: treatment, refining and other	2,410	2,934	5,170
add: royalty taxes	1,136	1,391	1,359
Gross copper revenue	62,117	70,835	77,945
Total copper sold in concentrate (lbs, 000)	15,318	18,563	20,859
Realized copper price	$4.06	$3.82	$3.74
(1) Copper revenue includes provisional price and volume adjustments

Ero Copper Corp. March 31, 2025 MD&A | Page 23

The Tucumã Operation

Reconciliation:	2025 - Q1	2024 - Q4
Copper revenue(1)	$46,232	$28,080
less: by-product credits	(553)	—
Net copper revenue	45,679	28,080
add: treatment, refining and other	79	146
add: royalty taxes	856	589
Gross copper revenue	46,614	28,815
Total copper sold in concentrate (lbs, 000)	11,393	8,268
Realized copper price	$4.09	$3.48
(1) Copper revenue includes provisional price and volume adjustments

Gold C1 Cash Cost and Gold AISC

Gold C1 cash cost is a non-IFRS performance measure used by the Company to manage and evaluate the operating performance of its gold mining segment and is calculated as C1 cash costs divided by total ounces of gold produced during the period. C1 cash cost includes total cost of production, net of by-product credits and incentive payments. Gold C1 cash cost is widely reported in the mining industry as benchmarks for performance but does not have a standardized meaning and is disclosed in supplemental to IFRS measures.

Gold AISC is an extension of gold C1 cash cost discussed above and is also a key performance measure used by management to evaluate operating performance of its gold mining segment. Gold AISC is calculated as AISC divided by total ounces of gold produced during the period. AISC includes C1 cash costs, site general and administrative costs, accretion of mine closure and rehabilitation provision, sustaining capital expenditures, sustaining leases, and royalties and production taxes. Gold AISC is widely reported in the mining industry as benchmarks for performance but does not have a standardized meaning and is disclosed in supplement to IFRS measures.

The following table provides a reconciliation of gold C1 cash cost and gold AISC to cost of production, its most directly comparable IFRS measure.

Ero Copper Corp. March 31, 2025 MD&A | Page 24

Reconciliation:	2025 - Q1	2024 - Q4	2024 - Q1
Cost of production	$6,225	$9,000	$7,255
Add (less):
Incentive payments	(269)	(434)	(443)
Net change in inventory	1,339	(1,914)	264
By-product credits	(111)	(189)	(189)
Smelting and refining	35	62	90
Foreign exchange translation and other	82	125	232
C1 cash costs	$7,301	$6,650	$7,209
Site general and administrative	1,077	1,576	1,353
Accretion of mine closure and rehabilitation provision	141	78	92
Sustaining capital expenditure	3,909	4,597	3,254
Sustaining lease payments	2,021	1,681	2,122
Royalties and production taxes	338	526	510
AISC	$14,787	$15,108	$14,540

	2025 - Q1	2024 - Q4	2024 - Q1
Costs
Mining	$3,760	$3,325	$3,820
Processing	2,206	2,162	2,259
Indirect	1,411	1,290	1,229
Production costs	7,377	6,777	7,308
Smelting and refining costs	35	62	90
By-product credits	(111)	(189)	(189)
C1 cash costs	$7,301	$6,650	$7,209
Site general and administrative	1,077	1,576	1,353
Accretion of mine closure and rehabilitation provision	141	78	92
Sustaining capital expenditure	3,909	4,597	3,254
Sustaining leases	2,021	1,681	2,122
Royalties and production taxes	338	526	510
AISC	$14,787	$15,108	$14,540

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Costs per ounce
Total gold produced (ounces)	6,638	8,936	18,234

Mining	$566	$372	$209
Processing	$332	$242	$124
Indirect	$213	$144	$67
Smelting and refining	$5	$7	$5
By-product credits	$(16)	$(21)	$(10)
Gold C1 cash cost	$1,100	$744	$395
Gold AISC	$2,228	$1,691	$797

Realized Gold Price

Realized gold price is a non-IFRS ratio that is calculated as gross gold revenue divided by ounces of gold sold during the period. Management believes measuring realized gold price enables investors to better understand performance based on the realized gold sales in each reporting period. The following table provides a calculation of realized gold price and a reconciliation to gold segment revenues, its most directly comparable IFRS measure.

(in '000s except for ounces and price per ounce)	2025 - Q1	2024 - Q4	2024 - Q1
Xavantina revenue	$15,586	$22,786	$31,937
less: by-product credits	(111)	(189)	(189)
Gold revenue, net	$15,475	$22,597	$31,748
add: smelting, refining, and other charges	304	507	605

Gold revenue, gross	$15,779	$23,104	$32,353
Spot (cash)	$12,754	$21,069	$24,529
Stream (cash)	$779	$1,788	$1,901
Stream (amortization of deferred revenue)(1)	$2,246	$247	$5,923

Total gold ounces sold	5,834	11,106	16,853
Spot	4,467	7,770	12,298
Stream	1,367	3,336	4,555

Realized gold price (per ounce)	$2,705	$2,080	$1,920
Spot	$2,855	$2,712	$1,995
Stream (cash + amortization of deferred revenue)(1)	$2,213	$610	$1,718
Cash (spot cash + stream cash)	$2,320	$2,058	$1,568

(1) Amortization of deferred revenue during the three months ended March 31, 2025 was net of $0.5 million (three months ended December 31, 2024 - $4.2 million) related to change in estimate attributed to advances received and change in life-of-mine production estimates.

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Earnings before interest, taxes, depreciation, and amortization (“EBITDA”) and Adjusted EBITDA

EBITDA and adjusted EBITDA are non-IFRS performance measures used by management to evaluate its debt service capacity and performance of its operations. EBITDA represents earnings before finance expense, finance income, income taxes, depreciation and amortization. Adjusted EBITDA is EBITDA before the pre-tax effect of adjustments for non-cash and/or non-recurring items required in determination of EBITDA for covenant calculation purposes.
The following table provides a reconciliation of EBITDA and Adjusted EBITDA to net income, its most directly comparable IFRS measure.

Reconciliation:	2025 - Q1	2024 - Q4	2024 - Q1
Net Income (Loss)	$80,627	$(48,928)	$(6,830)
Adjustments:
Finance expense	4,723	3,851	4,634
Finance income	(838)	(690)	(1,468)
Income tax expense (recovery)	14,741	(5,862)	(1,853)
Amortization and depreciation	18,620	20,265	23,296
EBITDA	$117,873	$(31,364)	$17,779
Foreign exchange (gain) loss	(58,400)	92,804	18,996
Share based compensation	1,173	(7,496)	6,545
Unrealized loss (gain) on commodity derivatives	2,102	(250)	(64)
Change in rehabilitation and closure provision(1)	—	4,609	—
Write-down of exploration and evaluation asset	—	839	—
Xavantina Gold Stream transaction fees	458	—	—
Adjusted EBITDA	$63,206	$59,142	$43,256

(1)    Change in rehabilitation and closure provision relates to revisions to rehabilitation and closure plans and cost estimates at the Company’s historic mining operations that have entered the closure phase, and for which there are no substantive future economic value. Such costs are reflected within other expenses on the Company's Consolidated Statements of Operations and Comprehensive (Loss) Income.

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Adjusted net income attributable to owners of the Company and Adjusted net income per share attributable to owners of the Company

“Adjusted net income attributable to owners of the Company” is net income attributed to shareholders as reported, adjusted for certain types of transactions that, in management's judgment, are not indicative of our normal operating activities or do not necessarily occur on a recurring basis. “Adjusted net income per share attributable to owners of the Company” (“Adjusted EPS”) is calculated as "adjusted net income attributable to owners of the Company" divided by weighted average number of outstanding common shares in the period. The Company believes that, in addition to conventional measures prepared in accordance with IFRS, the Company and certain investor and analysts use these supplemental non-IFRS performance measures to evaluate the normalized performance of the Company. The presentation of Adjusted EPS is not meant to substitute the net income (loss) per share attributable to owners of the Company (“EPS”) presented in accordance with IFRS, but rather it should be evaluated in conjunction with such IFRS measures.

The following table provides a reconciliation of Adjusted net income attributable to owners of the Company and Adjusted EPS to net income attributable to the owners of the Company, its most directly comparable IFRS measure.

Reconciliation:	2025 - Q1	2024 - Q4	2024 - Q1
Net income (loss) as reported attributable to the owners of the Company	$80,227	$(48,944)	$(7,141)
Adjustments:
Share based compensation	1,173	(7,496)	6,545
Unrealized foreign exchange (gain) loss on USD denominated balances in MCSA	(39,628)	66,971	11,257
Unrealized foreign exchange (gain) loss on foreign exchange derivative contracts	(16,739)	15,182	9,304
Unrealized loss (gain) on commodity derivatives	2,079	(243)	(64)
Change in rehabilitation and closure provision(1)	—	4,591	—
Write-down of exploration and evaluation asset	—	836	—
Xavantina Gold Stream transaction fees	458	—	—
Tax effect on the above adjustments	8,279	(13,459)	(3,128)
Adjusted net income attributable to owners of the Company	$35,849	$17,438	$16,773

Weighted average number of common shares
Basic	103,564,654	103,345,064	102,769,444
Diluted	103,904,737	103,877,690	103,242,437

Adjusted EPS
Basic	$0.35	$0.17	$0.16
Diluted	$0.35	$0.17	$0.16
(1)    Change in rehabilitation and closure provision relates to revisions to rehabilitation and closure plans and cost estimates at the Company’s historic mining operations that have entered the closure phase, and for which there are no substantive future economic value. Such costs are reflected within other expenses on the Company's Consolidated Statements of Operations and Comprehensive (Loss) Income.

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Net Debt

Net debt is a performance measure used by the Company to assess its financial position and ability to pay down its debt. Net debt is determined based on cash and cash equivalents, short-term investments, net of loans and borrowings as reported in the Company’s condensed consolidated interim financial statements. The following table provides a calculation of net (cash) debt based on amounts presented in the Company’s condensed consolidated interim financial statements as at the periods presented.

	March 31, 2025	December 31, 2024	March 31, 2024
Current portion of loans and borrowings	$52,479	$45,893	$16,059
Long-term portion of loans and borrowings	589,860	556,296	450,743
Less:
Cash and cash equivalents	(80,573)	(50,402)	(51,692)
Net debt (cash)	$561,766	$551,787	$415,110

Working Capital and Available Liquidity

Working capital is calculated as current assets less current liabilities as reported in the Company’s condensed consolidated interim financial statements. The Company uses working capital as a measure of the Company’s short-term financial health and ability to meet its current obligations using its current assets. Available liquidity is calculated as the sum of cash and cash equivalents, short-term investments and the undrawn amount available on its revolving credit facilities. The Company uses this information to evaluate the liquid assets available. The following table provides a calculation for these based on amounts presented in the Company’s condensed consolidated interim financial statements as at the periods presented.

	March 31, 2025	December 31, 2024	March 31, 2024
Current assets	$232,292	$141,790	$129,960
Less: Current liabilities	(222,048)	(211,706)	(158,565)
Working capital (deficit)	$10,244	$(69,916)	$(28,605)

Cash and cash equivalents	80,573	50,402	51,692
Available undrawn revolving credit facilities(1)	35,000	15,000	105,000
Available undrawn prepayment facilities(2)	—	25,000	—
Available liquidity	$115,573	$90,402	$156,692

(1)    In January 2025, the Company amended its Senior Credit Facility to increase the limit from $150.0 million to $200.0 million and extended the maturity from December 2026 to December 2028.
(2) In March 2025, the Company exercised its option to increase the size of its copper prepayment facility from $50.0 million to $75.0 million.

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DISCLOSURE CONTROLS AND PROCEDURES AND INTERNAL CONTROL OVER FINANCIAL REPORTING

The Company’s management, with the participation of the CEO and CFO, is responsible for establishing and maintaining adequate disclosure controls and procedures (“DC&P”) and internal control over financial reporting (“ICFR”) using Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission ("COSO") as its internal control framework.

The Company’s DC&P are designed to provide reasonable assurance that material information related to the Company is identified and communicated on a timely basis.

The Company’s ICFR is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS. Any system of ICFR, no matter how well designed, has inherent limitations and cannot provide absolute assurance that all misstatements and instances of fraud, if any, within the Company have been prevented or detected. The Company’s ICFR is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS.

There were no changes in the Company’s DC&P and ICFR that materially affected, or are reasonably likely to materially affect, ICFR during the three months ended March 31, 2025.

NOTE REGARDING SCIENTIFIC AND TECHNICAL INFORMATION

Unless otherwise indicated, scientific and technical information in this MD&A relating to Ero’s properties (“Technical Information”) is based on information contained in the following:

The report prepared in accordance with National Instrument 43-101, Standards of Disclosure for Mineral Projects (“NI 43-101”) and entitled “2022 Mineral Resources and Mineral Reserves of the Caraíba Operations, Curaçá Valley, Bahia, Brazil”, dated December 22, 2022 with an effective date of September 30, 2022, prepared by Porfirio Cabaleiro Rodriguez, FAIG, Bernardo Horta de Cerqueira Viana, FAIG, Fábio Valério Câmara Xavier, MAIG and Ednie Rafael Moreira de Carvalho Fernandes, MAIG all of GE21 Consultoria Mineral Ltda. (“GE21”), Dr. Beck Nader, FAIG of BNA Mining Solutions (“BNA”) and Alejandro Sepulveda, Registered Member (#0293) (Chilean Mining Commission) of NCL Ingeniería y Construcción SpA (“NCL”) (the “Caraíba Operations Technical Report”). Each a “qualified person” and “independent” of the Company within the meanings of NI 43-101.

The report prepared in accordance with NI 43-101 and entitled “Mineral Resource and Mineral Reserve Estimate of the Xavantina Operations, Nova Xavantina”, dated May 12, 2023 with an effective date of October 31, 2022, prepared by Porfirio Cabaleiro Rodriguez, FAIG, Leonardo de Moraes Soares, MAIG and Guilherme Gomides Ferreira, MAIG, all of GE21 (the “Xavantina Operations Technical Report”). Each a “qualified person” and “independent” of the Company within the meanings of NI 43-101.

The report prepared in accordance with NI 43-101 and entitled “Boa Esperança Project NI 43-101 Technical Report on Feasibility Study Update”, dated November 12, 2021 with an effective date of August 31, 2021, prepared by Kevin Murray, P. Eng., Scott C. Elfen, P.E. (each of Ausenco Engineering Canada Inc.), Erin L. Patterson, P.E. (formerly employed by its affiliate Ausenco Engineering USA South Inc. and together with Ausenco Engineering Canada Inc., referred to as “Ausenco”), Carlos

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Guzmán, FAusIMM RM CMC of NCL, and Emerson Ricardo Re, MSc, MBA, MAusIMM (CP) (No. 305892), Registered Member (No. 0138) (Chilean Mining Commission) and Resource Manager of the Company on the date of the report (now of HCM Consultoria Geologica Eireli (“HCM”)) (the “Tucumã Project Technical Report”). Each of Kevin Murray, P. Eng., Erin L. Patterson, P.E., Scott C. Elfen, P.E., Carlos Guzmán, FAusIMM RM CMC and Emerson Ricardo Re, MAusIMM (CP), is a “qualified person” of the Company within the meanings of NI 43-101 or, in the case of Erin L. Patterson, P.E., who is no longer employed by Ausenco, was a "qualified person" of the Company within the meanings of NI 43-101 on the date of the report. Each of Kevin Murray, P. Eng., Erin L. Patterson, P.E., Scott C. Elfen, P.E., and Carlos Guzmán, FAusIMM RM CMC is “independent” of the Company within the meanings of NI 43-101 or, in the case of Erin L. Patterson, P.E., was "independent" of the Company on the date of the report. Emerson Ricardo Re, MAusIMM (CP), as Resource Manager of the Company (on the date of the report and now of HCM), was not “independent” of the Company on the date of the report, within the meaning of NI 43-101.

Reference should be made to the full text of the Caraíba Operations Technical Report, the Xavantina Operations Technical Report and the Tucumã Project Technical Report, each of which is available for review on the Company's website at www.erocopper.com and under the Company’s profile on SEDAR+ at www.sedarplus.ca, and EDGAR at www.sec.gov.

The disclosure of Technical Information in this MD&A has been reviewed and approved by Cid Gonçalves Monteiro Filho, SME RM (04317974), MAIG (No. 8444), FAusIMM (No. 329148) and Resource Manager of the Company who is a “qualified person” within the meanings of NI 43-101.

Cautionary Note Regarding Forward-Looking Statements

This MD&A contains “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and “forward-looking information” within the meaning of applicable Canadian securities legislation (collectively, “forward-looking statements”). Forward-looking statements include statements that use forward-looking terminology such as “may”, “could”, “would”, “will”, “should”, “intend”, “target”, “plan”, “expect”, “budget”, “estimate”, “forecast”, “schedule”, “anticipate”, “believe”, “continue”, “potential”, “view” or the negative or grammatical variation thereof or other variations thereof or comparable terminology. Forward-looking statements may include, but are not limited to, statements with respect to the Company’s production, operating cost and capital expenditure guidance; targeting additional mineral resources and expansion of deposits; capital and operating cost estimates and economic analyses (including cash flow projections), including those from the Caraíba Operations Technical Report, the Xavantina Operations Technical Report and the Tucumã Project Technical Report; the Company’s expectations, strategies and plans for the Caraíba Operations, the Xavantina Operations and the Tucumã Operation, including the Company’s planned exploration, development, construction and production activities; the Company's plans for the Furnas Project; the results of future exploration and drilling; estimated completion dates for certain milestones; successfully adding or upgrading mineral resources and successfully developing new deposits; the costs and timing of future exploration, development and construction; the timing and amount of future production at the Caraíba Operations, the Xavantina Operations and the Tucumã Operation; expectations regarding the Company's ability to manage risks related to future copper price fluctuations and volatility; future financial or operating performance and condition of the Company and its business, operations and properties, including expectations regarding liquidity, capital structure, competitive position and payment of dividends; expectations regarding future currency exchange rates; expected concentrate treatment and refining charges; gold by-product credits and USD to BRL exchange rate; and any other statement that may predict, forecast, indicate or imply future plans, intentions, levels of activity, results, performance or achievements.

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Forward-looking statements are subject to a variety of known and unknown risks, uncertainties and other factors that could cause actual results, actions, events, conditions, performance or achievements to materially differ from those expressed or implied by the forward-looking statements, including, without limitation, risks discussed in this MD&A and in the AIF under the heading “Risk Factors”. The risks discussed in this MD&A and in the AIF are not exhaustive of the factors that may affect any of the Company’s forward-looking statements. Although the Company has attempted to identify important factors that could cause actual results, actions, events, conditions, performance or achievements to differ materially from those contained in forward-looking statements, there may be other factors that cause results, actions, events, conditions, performance or achievements to differ from those anticipated, estimated or intended.

Forward-looking statements are not a guarantee of future performance. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Forward-looking statements involve statements about the future and are inherently uncertain, and the Company’s actual results, achievements or other future events or conditions may differ materially from those reflected in the forward-looking statements due to a variety of risks, uncertainties and other factors, including, without limitation, those referred to herein and in the AIF under the heading “Risk Factors”.

The Company’s forward-looking statements are based on the assumptions, beliefs, expectations and opinions of management on the date the statements are made, many of which may be difficult to predict and beyond the Company’s control. In connection with the forward-looking statements contained in this MD&A and in the AIF, the Company has made certain assumptions about, among other things: favourable equity and debt capital markets; the ability to raise any necessary additional capital on reasonable terms to advance the production, development and exploration of the Company’s properties and assets; future prices of copper, gold and other metal prices; the timing and results of exploration and drilling programs; the accuracy of any mineral reserve and mineral resource estimates; the geology of the Caraíba Operations, the Xavantina Operations and the Tucumã Operation being as described in the respective technical report for each property; production costs; the accuracy of budgeted exploration, development and construction costs and expenditures; the price of other commodities such as fuel; future currency exchange rates, interest rates and tariff rates; operating conditions being favourable such that the Company is able to operate in a safe, efficient and effective manner; work force continuing to remain healthy in the face of prevailing epidemics, pandemics or other health risks, political and regulatory stability; the receipt of governmental, regulatory and third party approvals, licenses and permits on favourable terms; obtaining required renewals for existing approvals, licenses and permits on favourable terms; requirements under applicable laws; sustained labour stability; stability in financial and capital goods markets; availability of equipment; positive relations with local groups and the Company’s ability to meet its obligations under its agreements with such groups; and satisfying the terms and conditions of the Company’s current loan arrangements. Although the Company believes that the assumptions inherent in forward-looking statements are reasonable as of the date of this MD&A, these assumptions are subject to significant business, social, economic, political, regulatory, competitive and other risks and uncertainties, contingencies and other factors that could cause actual actions, events, conditions, results, performance or achievements to be materially different from those projected in the forward-looking statements. The Company cautions that the foregoing list of assumptions is not exhaustive. Other events or circumstances could cause actual results to differ materially from those estimated or projected and expressed in, or implied by, the forward-looking statements contained in this MD&A.

Forward-looking statements contained herein are made as of the date of this MD&A and the Company disclaims any obligation to update or revise any forward-looking statement, whether as a result of

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new information, future events or results or otherwise, except as and to the extent required by applicable securities laws.

Cautionary Notes Regarding Mineral Resource and Reserve Estimates

Unless otherwise indicated, all reserve and resource estimates included in this MD&A and the documents incorporated by reference herein have been prepared in accordance with Canadian NI 43-101 and the Canadian Institute of Mining, Metallurgy and Petroleum (the “CIM”) — CIM Definition Standards on Mineral Resources and Mineral Reserves, adopted by the CIM Council, as amended (the “CIM Standards”). NI 43-101 is a rule developed by the Canadian Securities Administrators that establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects. Canadian standards, including NI 43-101, differ significantly from the requirements of the United States Securities and Exchange Commission (the “SEC”), and reserve and resource information included herein may not be comparable to similar information disclosed by U.S. companies. In particular, and without limiting the generality of the foregoing, this MD&A and the documents incorporated by reference herein use the terms “measured resources,” “indicated resources” and “inferred resources” as defined in accordance with NI 43-101 and the CIM Standards.

Further to recent amendments, mineral property disclosure requirements in the United States (the “U.S. Rules”) are governed by subpart 1300 of Regulation S-K of the U.S. Securities Act of 1933, as amended (the “U.S. Securities Act”) which differ from the CIM Standards. As a foreign private issuer that is eligible to file reports with the SEC pursuant to the multi-jurisdictional disclosure system (the “MJDS”), Ero is not required to provide disclosure on its mineral properties under the U.S. Rules and will continue to provide disclosure under NI 43-101 and the CIM Standards. If Ero ceases to be a foreign private issuer or loses its eligibility to file its annual report on Form 40-F pursuant to the MJDS, then Ero will be subject to the U.S. Rules, which differ from the requirements of NI 43-101 and the CIM Standards.

Pursuant to the new U.S. Rules, the SEC recognizes estimates of “measured mineral resources”, “indicated mineral resources” and “inferred mineral resources.” In addition, the definitions of “proven mineral reserves” and “probable mineral reserves” under the U.S. Rules are now “substantially similar” to the corresponding standards under NI 43-101. Mineralization described using these terms has a greater amount of uncertainty as to its existence and feasibility than mineralization that has been characterized as reserves. Accordingly, U.S. investors are cautioned not to assume that any measured mineral resources, indicated mineral resources, or inferred mineral resources that Ero reports are or will be economically or legally mineable. Further, “inferred mineral resources” have a greater amount of uncertainty as to their existence and as to whether they can be mined legally or economically. Under Canadian securities laws, estimates of “inferred mineral resources” may not form the basis of feasibility or pre-feasibility studies, except in rare cases. While the above terms under the U.S. Rules are “substantially similar” to the standards under NI 43-101 and CIM Standards, there are differences in the definitions under the U.S. Rules and CIM Standards. Accordingly, there is no assurance any mineral reserves or mineral resources that Ero may report as “proven mineral reserves”, “probable mineral reserves”, “measured mineral resources”, “indicated mineral resources” and “inferred mineral resources” under NI 43-101 would be the same had Ero prepared the reserve or resource estimates under the standards adopted under the U.S. Rules.

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ADDITIONAL INFORMATION

Additional information about Ero and its business activities, including the AIF, is available under the Company’s profile at www.sedarplus.ca and www.sec.gov.

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